NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Take notice that an annual and special meeting (the "Meeting") of the shareholders of Paramount Resources Ltd. (the "Corporation") will be held in the Chambers Room, First Canadian Centre, 350 Seventh Avenue S.W., Calgary, Alberta, on Wednesday, May 16, 2007, at 3:30 p.m. Calgary time, for the following purposes:

1.	to receive the Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2006, together with the report of the auditors thereon;

2.	to elect the directors of the Corporation;

3.	to appoint the auditors of the Corporation;

4.	to consider and, if deemed appropriate, pass a special resolution to amend the Corporation's articles to remove the Class X Preferred Shares, Class Y Preferred Shares and Class Z Preferred Shares from the Corporation's authorized share capital; and

5.	to transact such other business as may properly come before the Meeting and any adjournment or adjournments thereof.

DATED at Calgary, Alberta, this 16th day of March, 2007.

By order of the Board of Directors

"CHARLES E. MORIN" (signed)
Corporate Secretary
NOTES:

1.
Registered shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. To be valid, shareholders' duly completed and executed proxies must be deposited either at (a) the registered office of the Corporation at 4700 - 888 Third Street S.W., Calgary, Alberta, T2P 5C5, Attention: Corporate Secretary, or (b) the Corporation's transfer agent, Computershare Trust Company of Canada, Ninth Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department. To be valid shareholders' proxies must be deposited at either of the above addresses at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting or any adjournment thereof. Beneficial shareholders should refer to the section entitled "Notice to Beneficial Holders of Shares" in the accompanying Management Information and Proxy Circular for information on how to vote their shares.

2.	Shareholders of record as of the close of business on March 28, 2007 will be entitled to receive notice of and vote at the Meeting.